Visual Acumen, Inc.

431 Maple Hill Avenue

Newington, CT 06111

September 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visual Acumen, Inc. Withdrawal of Request for Withdrawal of Registration Statement on Form S-1 File No. 333-193773

Ladies and Gentlemen:

We are hereby withdrawing the request for withdrawal, filed on August 21, 2014 with the Securities and Exchange Commission of Visual Acumen, Inc.’s Registration Statement on Form S-1 (File No. 333-193773); such request should be effective as of the date hereof or at the earliest practicable date hereafter.

Very truly yours,

/s/ Alex McKenna

Alex McKenna

President